

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

November 20, 2009

CT Corporation System
  as agent for service for
Pypo China Holdings Limited
111 Eighth Avenue
New York, New York 10011

       Re: Pypo China Holdings Limited
              Post-effective amendment No. 2 to Form S-4
              Filed November 12, 2009
              File No. 333-153492

Ladies and Gentlemen:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that, in response to prior comment 3, you included an Explanatory Note in your amended Form 10-Q stating that the form amends the Form 10-Q filed by Middle Kingdom Alliance. Please tell us the authority on which you rely to conclude that your filing amends the filing by Middle Kingdom Alliance. In this regard, please provide us an analysis supporting your conclusion regarding whether you have a class of securities registered pursuant to Section 12 of the Exchange Act and, if you believe you do, why you are not filing your Exchange Act reports using a file number of a company with a class of securities so registered.

CT Corporation System
  as agent for service for
Pypo China Holdings Limited
November 20, 2009
Page 2

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): David T. Zhang, Esq.—Latham & Watkins